EXHIBIT 21

SUBSIDIARIES OF CB RICHARD ELLIS GROUP, INC.

At December 31, 2006

NAME	State (or Country) of Incorporation
CB Richard Ellis Services, Inc	Delaware
CB Richard Ellis, Inc.	Delaware
CB Richard Ellis Real Estate Services, LLC	Delaware
CBRE Real Estate Services, Inc.	Delaware
Insignia Financial Group, LLC	Delaware
Trammell Crow Company	Delaware
CBRE Melody & Company	Texas
CBRE Melody of Texas, L.P.	Texas
CB Richard Ellis Limited	United Kingdom
Relam Amsterdam Holdings B.V.	The Netherlands